April 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attn: Ms. Laura Hatch, Document Control – EDGAR

 Ms. Deborah O’Neal-Johnson, Document Control – EDGAR

Re:    Columbia Funds Series Trust I (File Nos. 002-99356/811-04367)

Active Portfolios Multi-Manager Core Plus Bond Fund

Dear Ms. Hatch and Ms. O’Neal-Johnson:

The above-mentioned Registrant is filing a definitive information statement pursuant to Section 14(c) of the Securities and Exchange Act of 1934. Following, please find the responses to the comments provided via telephone on March 27, 2013.

Comment: Please include the address of TCW Investment Management Company’s (TCW) parent company, The TCW Group, Inc.

Response: The address for The TCW Group, Inc. will be added.

Comment: Please verify whether or not there were any portfolio manager changes.

Response: There were no portfolio manager changes.

Comment: Regarding the principal executive officers and directors of TCW, please include which officers and directors were either added or removed as a result of this Transaction.

Response: The following disclosure has been added.

As a result of the Transaction, Michael Edward Cahill was removed as Director, Executive Vice President and General Counsel; Marc Irwin Stern title changed to Director, Chairman; David Brian Lippman was added as Director, President and Chief Executive Officer; and Meredith Jackson was added as Executive Vice President, General Counsel and Secretary.

In connection with the definitive 14C, the Registrant, hereby acknowledge the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (612) 671-4321 or Katina A. Walker at (612) 671-6990.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen Vice President and Secretary